EXHIBIT 4.6
CERTIFICATE OF CORRECTION FILED TO CORRECT
CERTAIN ERROR IN THE CERTIFICATE OF
DESIGNATION, PREFERENCES AND RIGHTS
OF SERIES A CONVERTIBLE PREFERRED STOCK
OF
MATRITECH, INC.

FILED IN THE OFFICE OF THE SECRETARY OF STATE
OF DELAWARE ON MARCH 4, 2005.

Matritech, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1. The name of the corporation is Matritech, Inc.

2. That a Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock was filed with the Secretary of State of Delaware on March 4, 2005 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate to be corrected is as follows:

Paragraph 5 - Voting - Series A Preferred Stock -The Series A Convertible Preferred Stock voting provision was inaccurately stated.

4.  Paragraph 5 - Voting - Series A Preferred Stock should read as follows:

“5. Voting - Series A Preferred Stock. In addition to any class voting rights provided by law and this Certificate of Designation, the holders of Series A Preferred Stock shall have the right to vote together with the holders of Common Stock as a single class on any matter on which the holders of Common Stock are entitled to vote (including the election of directors). With respect to the voting rights of the holders of the Series A Preferred Stock pursuant to the preceding sentence, each holder of Series A Preferred Stock shall be entitled to 6.56 votes for each share of Series A Preferred Stock held by such holder on the record date.”

IN WITNESS WHEREOF, said Matritech, Inc. has caused this Certificate to be signed by Stephen D. Chubb, its Chief Executive Officer, this 22nd day of March, 2005.

MATRITECH, INC.

By:	/s/ Stephen D. Chubb
Name: Stephen D. Chubb
Title: Chief Executive Officer